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EXHIBIT 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(in thousands, except per share data)

	Year Ended December 31,
	2002	2001	2000
INCOME PER SHARE—BASIC
Weighted average common shares outstanding	20,946	20,398	20,017

Net income available to common shareholders	$40,848	$40,288	$35,338

Net income per share—basic	$1.95	$1.98	$1.77

NET INCOME PER SHARE—DILUTED
Weighted average common shares outstanding	20,946	20,398	20,017
Net effect of dilutive stock options based on the treasury stock method using the average market price	323	364	246

Total	21,269	20,762	20,263

Net income available to common shareholders	$40,848	$40,288	$35,338

Net income per share—diluted	$1.92	$1.94	$1.74

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  EXHIBIT 11.0